THE INTERGROUP CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

March 16, 2006

Steven Jacobs
Accounting Branch Chief
Amanda Sledge
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
Washington, D.C. 20549

Re:  The InterGroup Corporation; File No. 1-10324
     Response to Comment Letter Dated March 9, 2006

Dear Mr. Jacobs and Ms. Sledge:

This letter is in response to your comment letter dated March 9, 2006 regarding the Form 10-KSB for the Fiscal Year Ended June 30, 2005 and the
Form 10-QSB for the Quarterly Period Ended September 30, 2005 of The InterGroup Corporation ("InterGroup" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

Item 8A. Controls and Procedures, page 45
-----------------------------------------

1. We have reviewed your responses to prior comment 1. Please file an amended Form 10-KSB that incorporates your proposed revisions.


RESPONSE:

The Company will file an amended Form 10-KSB that incorporates its proposed revisions.


Item 13. Exhibits List and Reports on Form 8-K, page 57
-------------------------------------------------------

2. We have reviewed your response to prior comment 2. Please file an amended Form 10-KSB with revised certifications consistent with your response.

RESPONSE:

The Company will file an amended Form 10-KSB with revised certifications consistent with its response.

Since the Form 10-KSB/A to be filed will require updated signature pages from the Company's officers and directors, updated certifications, as well as a final review by the Company's independent registered public accounting firm, it is expected that the amended report will be filed on or about March 21, 2006.


In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you require any further information, please call me direct at my San Diego Office at (858) 673-4722 or our Controller David Nguyen at (310) 889-2511.

Sincerely,

/s/ Michael G. Zybala

Michael G. Zybala
Asst. Secretary & Counsel


cc:   John V. Winfield
      David Nguyen
      PricewaterhouseCoopers LLP



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